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    METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
                              DIVIDENDS

        The ratio of adjusted earnings to fixed charges and preferred stock dividends was computed using the following tabulations to compute adjusted earnings and the defined fixed charges and preferred stock dividends.
                                                Year Ended
                                               September 30
                                            (Dollars in Thousands)
                                  1996    1995     1994     1993      1992
Income (loss) before extra-
    ordinary item................$ 8,038$6,303  $ 5,478   $8,303  $ 2,927
Add:
    Interest.....................18,788 16,381   19,895   19,442   21,299
    Taxes (benefit) on income....4,235   3,108    4,422    1,871      213
Adjusted Earnings...............$31,061 $25,792  $28,365  $32,167  $26,097



Preferred stock dividend require-
    ments........................$3,868$ 4,038  $ 3,423   $3,313  $ 3,399
Ratio factor of income after
    provision for income taxes to
    income before provision for
    income taxes................. 66%      67%      66%      66%      64%
Preferred stock dividend factor on
    pretax basis.................5,880   6,006    5,220    5,020    5,311
Fixed Charges
    Interest.....................18,788 16,381   19,895   19,442   21,299
    Capitalized Interest.........2,468   2,730    2,152    3,013      270
    Fixed charges and preferred
    stock dividends.............$27,136$25,117  $27,267  $27,475  $26,880
Ratio of Adjusted Earnings to
    Fixed Charges and Preferred
 Stock Dividends..............         1.14        1.03      1.04      1.17           .97
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